

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

      **Re: LOBO EV TECHNOLOGIES LTD**
          **Registration Statement on Form F-1**
          **Filed on March 13, 2023**
          **File No. 333-270499**

Dear Jim Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1

Capitalization, page 58

1. Please revise your Capitalization table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Exhibits

2. Please refile your exhibits so they are in a searchable format, as required by Regulation S-T. Please also revise your exhibit index to include Exhibits 99.8-99.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Lawrence Venick